UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2013

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On June 4, 2013, EXFO Inc., a Canadian corporation, announced that revenue and IFRS net loss will fall below the company’s forecasted range for the third quarter ended May 31, 2013. Revenue for the third quarter of fiscal 2013 is expected to be approximately US$59.0 million compared to previous guidance of US$64.0 million to US$69.0 million. Given lower-than-anticipated revenue for the third quarter of 2013, IFRS net loss will end between US$0.02 and US$0.01 per share. The company’s initial outlook was IFRS net earnings of US$0.00 to US$0.04 per share. This report on Form 6-K sets forth the press release issued on June 4, 2013 relating to EXFO’s announcement and certain information relating to its forecasted guidance.

This press release contain material information relating to EXFO’s financial condition and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: June 5, 2013

EXFO Announces Preliminary Third-Quarter Results

Complete financial results will be reported on June 26, 2013

QUEBEC CITY, CANADA, June 4, 2013 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced today preliminary financial results for the third quarter ended May 31, 2013.

Revenue for the third quarter of fiscal 2013 is expected to be approximately US$59.0 million compared to previous guidance of US$64.0 million to US$69.0 million. The company had generated revenue of US$59.5 million in the third quarter of 2012 and US$62.6 million in the second quarter of 2013.

Bookings are expected to reach US$61.8 million in the third quarter of fiscal 2013 for a book-to-bill ratio of 1.05 compared to US$57.5 million in the same period last year and US$53.4 million in the second quarter of 2013.

Given lower-than-anticipated revenue for the third quarter of 2013, IFRS net loss will fall between US$0.02 and US$0.01 per share. The company’s initial outlook was IFRS net earnings of US$0.00 to US$0.04 per share.

EXFO will report its complete results for the third quarter of fiscal 2013 after the close of markets on June 26, 2013. All financial numbers provided in this news release are preliminary and subject to review.

“Bookings came in lower than expected in the third quarter, particularly in EMEA with its challenging economic conditions while the Americas was our best performing region,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “The quarter opened with a good month of March, weakened in April and ended with a strong month of May, especially in the United States. Even though I am encouraged by our sequential and year-over-year increase in bookings and by the heightened contribution of newly launched products, it is too early to state investments have returned to normal levels. However, I remain convinced there is a fundamental need for our solutions to help network operators increase bandwidth and quality of experience on fixed and mobile networks.”

Following the release of its quarterly results on June 26, 2013, EXFO will host a conference call at 5 p.m. Eastern time to review its performance. To listen to the conference call and participate in the question period via telephone on June 26th, dial (416) 981-9004.

Mr. Lamonde and Pierre Plamondon, EXFO’s Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. (Eastern time) on July 3, 2013. The replay number is (402) 977-9141 and the reservation number is 21658380. The live audio Webcast and replay of the conference call will also be available on EXFO’s website at www.EXFO.com/investors.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for more than 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1700 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com